SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                              Lipid Sciences, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 par value

                         (Title of Class of Securities)

                                   53630P 10 1

                                 (CUSIP Number)

                                 Sun NZ, L.L.C.
                               c/o Steve Renneckar
                       3010 East Camelback Road, Suite 100
                                Phoenix, AZ 85016

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 2 of 8
-------------------------                       --------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sun NZ, L.L.C.                                I.D. No.
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY

-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS

         Not Applicable (See Item 5 Below)
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Arizona
----------------------------- -------- -----------------------------------------
                                 7
NUMBER OF SHARES                       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                  0
                              -------- -----------------------------------------
                                 8
                                       SHARED VOTING POWER

                                       2,960,362
                              -------- -----------------------------------------
                                 9
                                       SOLE DISPOSITIVE POWER

                                       0
                              -------- -----------------------------------------
                                10
                                       SHARED DISPOSITIVE POWER

                                       2,960,362
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,960,362
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.1%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 3 of 8
-------------------------                       --------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sun NMA, Inc.                                 I.D. No.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY

-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS

         Not Applicable (See Item 5 Below)
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Arizona
------------------------------ -------- ----------------------------------------
                                  7
NUMBER OF SHARES                        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                   0
                               -------- ----------------------------------------
                                  8
                                        SHARED VOTING POWER

                                        2,960,362
                               -------- ----------------------------------------
                                  9
                                        SOLE DISPOSITIVE POWER

                                        0
                               -------- ----------------------------------------
                                 10
                                        SHARED DISPOSITIVE POWER

                                        2,960,362
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,960,362
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.1%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 4 of 8
-------------------------                       --------------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William A. Pope                               I.D. No.
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY

-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS

         Not Applicable (See Item 5 Below)
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
----------------------------- -------- -----------------------------------------
                                 7
NUMBER OF SHARES                       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                  160,563
                              -------- -----------------------------------------
                                 8
                                       SHARED VOTING POWER

                                       2,960,362
                              -------- -----------------------------------------
                                 9
                                       SOLE DISPOSITIVE POWER

                                       160,563
                              -------- -----------------------------------------
                                10
                                       SHARED DISPOSITIVE POWER

                                       2,960,362
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,120,925
-------- -----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.7%
-------- -----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                       ----------------------------
    CUSIP No. 53630P 10 1                                   Page 5 of 8
-----------------------------                       ----------------------------


Item 1.    Security and Issuer.

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed on behalf of Sun NZ, L.L.C. ("Sun NZ"), Sun NMA, Inc. ("Sun NMA"), and William A. Pope (collectively, the "Reporting Persons") with the Securities and Exchange Commission on May 9, 1994 (the "Initial Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Lipid Sciences, Inc. (the "Issuer"), a Delaware corporation, with principal executive offices located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566. This Amendment No. 4 amends and restates the Initial Schedule 13D as amended by Amendment No. 1 filed November 25, 1994 ("Amendment No. 1"), Amendment No. 2 filed July 20, 2001 ("Amendment No. 2") and as further amended by Amendment No. 3 filed December 12, 2001 ("Amendment No. 3"). This filing is for the purpose of reporting a distribution of shares of Common Stock by the Issuer pursuant to rights issued to qualifying NZ Corporation stockholders in connection with the merger between NZ Corporation and pre-merger Lipid Sciences, Inc.

     Except as disclosed in this Amendment No. 4, the information contained in the Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 has not changed as of the date hereof.

Item 4.    Purpose of the Transaction.

     Item 4 is hereby amended by adding immediately after the last paragraph thereof the following:

     The closing of the Stock Purchase Agreement and the Merger occurred on November 29, 2001. In connection therewith, Sun NZ disposed of 1,505,402 shares of the Issuer's Common Stock pursuant to the Stock Purchase Agreement. In addition, NZ Corporation, the surviving corporation, was renamed "Lipid Sciences, Inc." Immediately after the consummation of the Merger, the Board of Directors of the Issuer authorized the cancellation of the 1,505,402 shares of Common Stock acquired by Lipid Sciences pursuant to the Stock Purchase Agreement.

         Under the terms of the Stock Purchase Agreement, so long as Sun NZ beneficially owns 500,000 shares of the Issuer's Common Stock, Sun NZ has the right to nominate one-third of the number of the Issuer's directors if the entire board of directors consists of nine or more persons or two directors if the entire board of directors consists of eight or less persons, subject to reduction or elimination of those rights if Sun NZ fails to own a certain minimum number of the Issuer's Common Stock. Additionally, under the terms of the Merger Agreement, so long as Sun NZ has the right to nominate at least one person for election as a director of the Issuer's board, at least one member of any committee of the Issuer's board must be a director that is serving on the board and has been nominated by Sun NZ.

         As a condition to the Merger, the stockholders of NZ Corporation approved a proposal to elect Messrs. Christopher A. Marlett, Phil Radlick, Bill
E. Cham, and Gary S. Roubin, all of

-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 6 of 8
-------------------------                       --------------------------


whom were previously directors of Lipid Sciences, together with Messrs. William
A. Pope and Frank M. Placenti, as nominees of Sun NZ, as directors of Lipid Sciences. These persons took office on November 29, 2001, the effective date of the Merger. Messrs. Pope and Placenti currently serve as directors of the Issuer as nominees of Sun NZ. Reference is made to the Issuer's public filings with the Securities and Exchange Commission as to the identities of the other persons currently serving as directors of the Issuer.

     Pursuant to the Merger Agreement, the Issuer was obligated to issue additional shares of Common Stock to those individuals and entities who were stockholders of NZ Corporation on the day prior to the completion of the Merger and who perfected their stock rights, unless during the 24-month period immediately following the Merger, the closing price per share of the Common Stock equaled or exceeded $12.00 per share throughout any period of 20 consecutive trading days, in which the aggregate volume of shares traded equaled or exceeded 1,500,000 shares. Each perfected right entitled the holder to receive up to one additional share of the Common Stock. Stockholders were to, among other things, become the direct registered holder of their shares of Common Stock by April 30, 2002 and were required to continue to hold their shares as the direct registered owner through November 28, 2003 to receive the Common Stock pursuant to such rights.

     Each of the Reporting Persons were issued and perfected their rights pursuant to the Merger, and in connection therewith, on December 19, 2003, the Issuer issued to (i) Mr. Pope (A) 4,293 shares of Common Stock directly in his individual capacity, (B) 4,938 shares of Common Stock indirectly as custodian for his children and (C) 22,312 shares of Common Stock indirectly in his capacity as the sole shareholder of Sterling Pacific Assets, Inc., a California corporation ("Sterling Pacific"), and (ii) Sun NZ, 1,480,181 shares of Common Stock.

     Through his service on the Issuer's Board of Directors, Mr. Pope has been granted options to purchase shares of Common Stock, 97,477 of which are fully vested and exercisable.

Item 5.    Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     Based on information known to the Reporting Person, there were 24,439,946 shares of the Issuer's Common Stock outstanding as of February 16, 2004.

     (a) Sun NZ and Sun NMA both beneficially own 2,960,362 shares of Common Stock or approximately 12.1% of the Issuer's outstanding Common Stock as of February 16, 2004. Mr. Pope beneficially owns 3,120,925 shares of Common Stock or approximately 12.7% of the Issuer's outstanding Common Stock as of February 16, 2004.

     (b) Sun NZ owns 2,960,362 shares or approximately 12.1% of the Issuer's Common Stock as of February 16, 2004. Sun NZ, by virtue of its ownership, and Sun NMA and William A. Pope, in their capacities as Managing Member and President and Director of the Managing Member, respectively, share the power to vote or to direct the vote and dispose or direct the disposition of the 2,960,362 shares of the Common Stock beneficially owned by the Reporting

-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 7 of 8
-------------------------                       --------------------------


Persons. In addition to the 2,960,362 shares of Common Stock he shares beneficial ownership with Sun NZ and Sun NMA, Mr. Pope has sole power to vote or direct the vote and dispose or direct the disposition of an additional 160,563 shares of Common Stock, or 3,120,925 shares in the aggregate, representing 12.7% of the Issuer's outstanding Common Stock as of February 16, 2004. Such 160,563 additional shares of Common Stock Mr. Pope beneficially owns consists of 97,477 shares of Common Stock issuable to Mr. Pope upon exercise of vested stock options, 8,586 shares of Common Stock he owns directly, 9,876 shares of Common Stock he holds as custodian for his children and 44,624 shares of Common Stock that Mr. Pope holds indirectly as sole shareholder of Sterling Pacific.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's Common Stock.

     (e) Not applicable.

-------------------------                       --------------------------
  CUSIP No. 53630P 10 1                               Page 8 of 8
-------------------------                       --------------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By:   /s/ William A. Pope
                                        ---------------------------
                                        Sun NZ, L.L.C.
                                        By: William A. Pope
                                        For Sun NMA, Inc.
                                        Managing Member

                                        Date: April 20, 2004

                                    By:  /s/ William A. Pope
                                        ---------------------------
                                        Sun NMA, Inc.
                                        By: William A. Pope
                                        President

                                        Date: April 20, 2004

                                    By:  /s/ William A. Pope
                                        ---------------------------
                                        William A. Pope

                                        Date: April 20, 2004